January 21, 2025

January 21, 2025
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Patrick Fullem

Re:	Smithfield Foods, Inc.
Registration Statement on Form S-1
Submitted January 6, 2025
File No. 333-284141
Ladies and Gentlemen:
On behalf of our client, Smithfield Foods, Inc., a Virginia corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comment contained in the Staff’s letter, dated January 13, 2025 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1 filed on January 6, 2025 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”), which reflects the Company’s response to the comment received from the Staff and certain other updated information.
For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Revised Registration Statement.

Registration Statement on Form S-1 filed January 6, 2025
Certain Relationships and Related Party Transactions, page 173
1.Please update the table and other information in this section as applicable. Refer to Item 404 of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and has revised the “Certain Relationships and Related-Party Transactions” section to include the information required under Item 404 of Regulation S-K, specifically adding the nine months ended September 29, 2024 to the table on page 172.
Please do not hesitate to contact Colin J. Diamond at (212) 318-6007, Brandon J. Bortner at (202) 551-1840 or Alex M. Herman at (212) 318-6089 if you require additional information with respect to the foregoing. Thank you.

Sincerely,

/s/ Colin J. Diamond

Colin J. Diamond
cc:
C. Shane Smith
Smithfield Foods, Inc.
Tennille Checkovich, Esq.
Smithfield Foods, Inc.
Brandon J. Bortner, Esq.
Paul Hastings LLP
Alex M. Herman, Esq.
Paul Hastings LLP
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